77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

T. 647.925.7500

F. 416.861.1240

September 25, 2017

VIA EDGAR

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Monick:

Re:	Granite Real Estate Investment Trust
Granite REIT Inc.
Form 40-F
Filed March 2, 2017
File Nos. 001-35771 and 001-35772

On behalf of Granite Real Estate Investment Trust and Granite REIT Inc. (“Granite” or the “Company”), we are responding to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter of September 12, 2017 (the “Comment Letter”) with respect to the Company’s Form 40-F for the fiscal year ended December 31, 2016. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.

Form 40-F

General

Comment

1.	Please revise future filings to clarify that your conclusions on disclosure controls and procedures and conclusions on internal control over financial reporting are for each individual registrant.

Response

We will revise future Form 40-F filings to further clarify that our conclusions on disclosure controls and procedures and conclusions on internal control over financial reporting are for each individual registrant.

We have enclosed for the Staff’s convenience a black line mark-up of the Company’s Form 40-F for the fiscal year ended December 31, 2016, reflecting the edits to be made, which we propose to include in our future filings in response to the Staff’s comment.

Exhibit 2

Combined Statements of Income, page 48

Comment

2.	It does not appear that you have disclosed basic or diluted earnings per share. Please tell us how you complied with the earnings per share presentation and disclosure requirements of IAS 33.

Response

The Company does not disclose basic or diluted earnings per share based on the guidance in International Accounting Standard (“IAS”) 32, Financial Instruments: Presentation (“IAS 32”) and IAS 33, Earnings per Share (“IAS 33”) in accounting for its stapled units. The Company’s stapled units are redeemable at the option of the holder and are, therefore, required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. More specifically, the Company has applied the guidance outlined in IAS 32 paragraph 11 which states:

“As an exception, an instrument that meets the definition of a financial liability is classified as an equity instrument if it has all of the features and meets the conditions in paragraph 16A and 16B or paragraph 16C and 16D.”

IAS 32 paragraphs 16A and 16B outlines that puttable instruments are presented as equity under the following guidance:

“16A: A puttable financial instrument includes a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. As an exception to the definition of a financial liability, an instrument that includes such an obligation is classified as an equity instrument if it has all the following features:

(a) It entitles the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation.

(b) The instrument is in the class of the instruments that is subordinate to all other classes of instruments.

(c) All financial instruments in the class of instruments that is subordinate to all other classes of instruments have identical features.

(d) Apart from the contractual obligation for the issuer to repurchase or redeem the instrument for cash or another financial asset, the instrument does not include any contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity, and it is not a contract that will or may be settled in the entity’s own equity instruments as set out in subparagraph (b) of the definition of a financial liability.

(e) The total expected cash flows attributable to the instrument over the life of the instrument are based substantially on the profit or loss, the change in the recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity over the life of the instrument (excluding any effects of the instrument).

16B: For an instrument to be classified as an equity instrument, in addition to the instrument having all the above features, the issuer must have no other financial instrument or contract that has:

(a) total cash flows based substantially on the profit or loss, the change in the recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity (excluding any effects of such instrument or contract) and

(b) the effect of substantially restricting or fixing the residual return to the puttable instrument holders.”

The Company evaluated its stapled units and concluded that the attributes of the stapled units meet the exemption conditions set out in IAS 32 paragraphs 16A and 16B, and, accordingly, the stapled units are presented as equity.

The Company further considered the guidance in IAS 33 and the applicability to its stapled units. The Company considered the August 2008 exposure draft published by the International Accounting Standards Board entitled Simplifying Earnings per Share, which proposed to amend IAS 33 to make clear that entities that previously had no equity, but would present instruments as equity following the IAS 32 amendments, should apply IAS 33 when the amended IAS 32 is applied. The exposure draft was never finalized as a standard and, therefore, those entities with puttable instruments presented as equity as a result of meeting the exception criteria and that have no other equity, do not appear to be required to present earnings per share information. The Company also considered the guidance in IAS 32 paragraph 96C which states:

“The classification of instruments under this exception shall be restricted to the accounting for such an instrument under IAS 1, IAS 32, IAS 39 and IFRS 7. The instrument shall not be considered an equity instrument under other guidance, for example IFRS 2.”

As discussed above the Company’s stapled units are presented as equity as a result of the exemption outlined in IAS 32 paragraphs 16A and 16B and consistent with this guidance, under paragraph 96C of IAS 32, are not considered an equity instrument under other guidance including IAS 33. Accordingly, the guidance in IAS 33 is not applicable to the Company and Granite has not disclosed basic or diluted earnings per share in its financial statements.

Notes to Combined Financial Statements

Investment Properties, page 60

Comment

3.	Please clarify for us what classes of assets make up the investment properties. In this regard, please clarify if your classes of assets are based on country, based on type of property (i.e. modern warehouse, multi-purpose) or based on a combination of these characteristics (i.e. Canada – modern warehouse, United States – modern warehouse). Within your response, please tell us how you determined the classes of assets. Your response should also address the reference to the modern warehouse facilities, multi- purpose facilities, and special purpose properties as asset classes in your Form 6-K filed on August 3, 2017. To the extent you determined your classes of assets are more disaggregated than the one class (i.e. investment properties), please tell us how you complied with disclosure requirements in IFRS 13. In this regard, please tell us how you determined it was not necessary to disclose the balance at the end of the reporting period, quantitative information about inputs, a reconciliation, and a sensitivity analysis for each of your classes of assets. Please refer to paragraphs 93 and 94 of IFRS 13.

Response

Granite is a Canadian based real estate investment trust (“REIT”) engaged in the ownership and management of predominately industrial, warehouse and logistics properties in North America and Europe.

In determining the asset class for relevant fair value disclosure requirements the Company considered the guidance in International Financial Reporting Standards 13, Fair Value Measurement (“IFRS 13”) paragraph 94 which states:

“An entity shall determine appropriate classes of assets and liabilities on the basis of the following:

a. the nature, characteristics and risks of the asset or liability; and

b. the level of the fair value hierarchy within which the fair value measurement is categorised.

The number of classes may need to be greater for fair value measurements categorised within Level 3 of the fair value hierarchy because those measurements have a greater degree of uncertainty and subjectivity. Determining appropriate classes of assets and liabilities for which disclosures about fair value measurements should be provided requires judgement. A class of assets and liabilities will often require greater disaggregation than the line items presented in the statement of financial position. However, an entity shall provide information sufficient to permit reconciliation to the line items presented in the statement of financial position. If another IFRS specifies the class for an asset or a liability, an entity may use that class in providing the disclosures required in this IFRS if that class meets the requirements in this paragraph.”

In determining our asset class comprising ‘industrial properties’ we considered and evaluated the nature of the properties, characteristics and related risks which are substantially consistent. We also considered the level of fair value hierarchy for the industrial class of investment properties for fair value measurement of which comprises completely the level 3 hierarchy. It is important to note that the attributes of the industrial class of properties can be, by their very nature, multi-purpose based on the needs of the tenant such that, for example, an industrial property used by one type of tenant for special purpose manufacturing can be used by another type of tenant for warehouse logistics subject to appropriate retrofitting as necessary. The underpinning of our class of assets is that the properties are substantially all for industrial use. This is further supported by the fact that substantially all of the Company’s tenants use the properties for industrial applications such as manufacturing, logistics and distribution, among others.

We acknowledge the references in the Company’s Form 6-K (furnished to the Commission on August 3, 2017) to modern warehouse, multi-purpose, and special purpose categories for which such references are intended to provide additional information for the reader to understand the type of potential use, attributes or the type of tenant for our industrial class of properties. These references do not modify or alter the fact that the asset class Granite owns and operates is industrial properties; and accordingly the Company will clarify the disclosure to these categories of properties in future filings, as noted in the attached black line mark-up, to make it clear that these references are the types of different potential uses by our tenants of the industrial class of properties. In addition, references to “asset class” will be changed to “asset category” in the Management’s Discussion and Analysis of Results of Operations and Financial Position.

Based on the above assessment and conclusion of the Company’s industrial class of assets Granite applied the guidance in IFRS 13 paragraph 93 to determine and provide the relevant fair value disclosure requirements including the balance at the end of the reporting period (segmented disclosure information note), quantitative information about inputs, a reconciliation, and a sensitivity analysis for the industrial class of assets (investment property note) in its financial statements filed on Form 40-F for the Fiscal Year Ended December 31, 2016.

We acknowledge that Granite is responsible for the adequacy and accuracy of the disclosure in its filings.

You may contact me at 647-925-7540 (ikonstan@granitereit.com) with any questions you may have.

Yours truly,

/s/ Ilias Konstantopoulos

Ilias Konstantopoulos

Chief Financial Officer

c:	Michael Forsayeth, Chief Executive Officer
Granite Real Estate Investment Trust
Granite REIT Inc.

c:	Gerry Miller, Chair, Audit Committee
Granite Real Estate Investment Trust
Granite REIT Inc.

c:	Edwin S. Maynard, Partner
Stephen C. Centa, Counsel
Paul, Weiss, Rifkind, Wharton & Garrison LLP

c:	Tony Ciciretto, Partner
Deloitte LLP

EXHIBIT A – EXCERPT FROM FORM 40-F

CONTROLS AND PROCEDURES

The conclusions below on controls and procedures and the conclusions below on internal control over financial reporting are for each individual registrant, Granite Real Estate Investment Trust and Granite REIT Inc.

A. Disclosure controls and procedures.   The Chief Executive Officer and Chief Financial Officer of the Registrants have evaluated the effectiveness of each~~the Registrants’~~ Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, each~~the Registrants’~~ Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by ~~the Registrants~~ such Registrant in the reports that it~~they~~ files or submits under the Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the ~~Registrants’~~ Registrant’s management, including its~~their~~ principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s report on internal control over financial reporting.   The Registrants’ management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Registrants.

The Registrants’ internal control over financial reporting is a process designed by, or under the supervision of, the Registrants’ principal executive and principal financial officers, or persons performing similar functions, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrants’ assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Registrants’ receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrants’ assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Registrants’ Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of each~~the Registrants’~~ Registrant’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that each~~the Registrants’~~ Registrant’s internal control over financial reporting was effective as of the Evaluation Date.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the combined financial statements for the year ended December 31, 2016, which are filed as Exhibit 2 to this annual report, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Registrants’ internal control over financial reporting as of the Evaluation Date. The required attestation report is appended to the audited combined financial statements for the year ended December 31, 2016, filed as Exhibit 2 to this annual report.

C. Changes in internal control over financial reporting.   As of the Evaluation Date, there were no changes in the Registrants’ internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, the Registrants’ internal control over financial reporting.

D. Limitations on the effectiveness of controls and procedures.   The Registrants’ management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that the Registrants’ controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

EXHIBIT B – EXCERPT FROM MANAGEMENT’S DISCUSSION AND

ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties and land under development (“properties under development”) and land held for development. The income-producing properties are substantially for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped within the last four years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for special purpose manufacturing can be used by another tenant for warehouse logistics after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises solely of industrial properties. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such industrial properties.

Land held for development includes a 16 acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space. Construction is expected to commence once Granite’s pre-leasing objectives are achieved. Land held for development also includes a 29 acre site located in Plainfield, Indiana which is being held for future development and could provide for up to 0.5 million square feet of logistics-industrial space.